Contact

www.linkedin.com/in/
bethanyiverson (LinkedIn)
twitter.com/bethany_iverson
(Other)

Top Skills

Campaign Strategy Development
Management
Team Management

Publications

Five Ways Agencies Can Dismantle Systems Keeping Diversity Out

Bethany Iverson

Co-Founder & Partner at The Coven | Brand Strategy + Market Research | Class 15 @Launch accelerator
Minneapolis, Minnesota, United States

Summary

As a Strategist, I help brands thoughtfully evolve in a world where once-established rules of commerce, culture, and consumption are constantly being redefined. My superpower is tackling messy strategy problems with an agile "together we got this" approach that's rooted in rigor and fed by invention.

Apart from my background as an award-winning brand and business strategist, I've co-founded a startup that’s reshaping the future of work. I belong to an elite group of female founders who've successfully raised venture capital, and an even smaller group who’ve raised $1M+.

The beliefs that guide me:
- Fear is a liar
- There’s more than enough
- If you’re gonna eat sh*t don’t nibble

Experience

Independent Operator
Brand Strategy + Market Research
October 2017 - Present (5 years 10 months)
Greater Minneapolis-St. Paul Area

I help brands solve business and communication problems in a connected world. My approach is digital first and deeply human, informed by more than 15 years' experience working alongside agency partners and C-suite client teams from Fortune 500 companies to five person startups.

- Select clients: On Being, the Smithsonian Institution, Adidas, Sleep Number, Polaris, Edelman Financial Engines, St. Jude Children's Research Hospital, The Good Clinic, Minnesota Timberwolves
- Effie, Webby, and Telly award wins

The Coven
Co-Founder & Partner
April 2017 - Present (6 years 4 months)
Minneapolis, Minnesota

The Coven is a venture-backed startup building an equitable, intersectional future of work.

- Featured in: Forbes, Fast Company, Inc., Washington Post, CNBC, Cosmopolitan, Fortune
- Pre-seed (closed): $1.6M
- Profitable by end of year 1

space150
Director of Strategy
November 2012 - October 2017 (5 years)

Led strategy discipline across the agency
Clients include: American Express, Product (Red), Cambria, General Mills, Red Baron, Pentair, 3M, US Bank
Awards: Effies, Webbys

Colle McVoy
Senior Strategist
November 2010 - November 2012 (2 years 1 month)
Minneapolis, Minnesota, United States

Senior Strategist responsible for leading brand and campaign strategy efforts across Indian Motorcycles, Caribou Coffee and Schwinn Bikes.

space150
Account Planner
May 2006 - November 2010 (4 years 7 months)
Minneapolis, Minnesota, United States

Kinetiko
Co-founder
February 2003 - August 2006 (3 years 7 months)
Minneapolis, MN

While at MCAD, two colleagues and I started a small company made up of a mix of creative projects. We designed and developed websites and online training tools, and re-imagined an educational toy from the ground up for the Science Museum of Minnesota's nationally traveling 'Robots And Us' exhibit.

Education

Minneapolis College of Art and Design

Bachelor of Science: Entrepreneurial Studies, Business Administration and Management, General

University of Minnesota-Twin Cities

M.A. Rhetoric Scientific and Technical Communication, Primary Qualitative Research, Brand Strategy, Emerging Media